csi wireless

• CSI Wireless Inc.
• 4110 - 9 Street SE • Calgary • AB • Canada • T2G 3C4 • www.csi-wireless.com
• Phone (403) 259•3311 • Fax (403) 259•8866

RECEIVED

2007 APR -3 A 9:37

March 13, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

SUPPL

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Press Release dated March 8, 2007 – CSI Wireless Reports 40% Growth in GPS Business
2. Press Release dated March 5, 2007 – CSI Wireless Fourth Quarter conference Call Notice
3. Press Release dated February 14, 2007 – Hemisphere GPS Innovation Wins FinOvation Award and Establishes Two New Patents
4. Press Release dated February 12, 2007 – Hemisphere GPS Introduces Affordable Crescent RTK Technology

Please contact us should you have any questions, 403-259-3311.

Yours truly,
CSI Wireless Inc.

Tracy Bedard
Executive Assistant

07022126

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

dw 4/3

Hemisphere GPS. csi wireless

CSI Wireless Reports 40% Growth in GPS Business

Return to profitability on-track

Calgary, Alberta – March 8, 2007 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today reported financial results for the fourth quarter and year ended December 31, 2006.

CSI's GPS business operates under the Hemisphere GPS brand which owns the Outback, Satloc and Del Norte product names. CSI will formally change its corporate name to "Hemisphere GPS" at the Company's Annual General Meeting, to be held in Calgary on May 9, 2007. CSI is currently carrying on business as Hemisphere GPS.

In 2006, CSI made the strategic decision to focus its resources exclusively on its GPS product lines, where it is a market leader with significant competitive advantages and intellectual property. Accordingly, the Company sold its wireless businesses. The wireless component of the business is thus accounted for as discontinued operations in the Company's financial statements.

For the year ended December 31, 2006, Hemisphere GPS reported record revenues reflecting a 40% increase to $45.9 million, up from $32.7 million in 2005. Gross margin for the year was 40%, unchanged from gross margins of 40% in 2005. Management is targeting gross margin to improve to at least 50% in 2007.

Before the impact of the discontinued wireless business, Hemisphere GPS reported an operating loss from continuing operations in 2006 of $5.1 million, or ($0.11) per share basic and diluted, compared to a loss of $5.1 million, or ($0.12) per share basic and diluted in 2005. Losses from the discontinued operations of the wireless business during the year and associated restructuring costs totaled $14.7 million. After the impact of discontinued operations, Hemisphere GPS reported a net loss of $19.9 million, or ($0.43) per common share basic and diluted, compared to a net loss of $12.0 million, or ($0.29) per share basic and diluted, in 2005. The Company will return to profitability in the first quarter of 2007.

"2006 was a transition year as we exited our wireless operations and restructured as a pure-play GPS company," said Steve Koles, President & CEO of Hemisphere GPS. "Though the impact to our bottom-line was significant, the distractions of the wireless business are now behind us as we committed to do before the end of 2006. We began 2007 with clean and efficient operations and a focused start as we entered the strongest selling season for agriculture where we are the dominant market leader. We are experiencing robust demand and generating record sales of our industry leading GPS products. Strengthening agriculture commodity prices, and increasing technology adoption in the agriculture sector have created an optimistic outlook for our business."

2006 Fourth Quarter Financial Results

For the three months ended December 31, 2006, total revenue for Hemisphere GPS increased 40% to a record $7.9 million, relative to revenues of $5.6 million for the fourth quarter of 2005 due to strong sales of ground agricultural guidance products.

The majority of Hemisphere's GPS revenues are derived from sales to the North American agriculture market. The significant seasonality of this market affects the Company's revenues as sales are directly to a seasonal end-user market. Based upon the needs of these markets, the latter half of the year is generally slower than the first half. In 2006, the agriculture revenue segment contributed over 75% of total GPS revenues, which highlights the seasonal effects.

Fourth quarter gross margin was 37%, as compared to gross margins of 35% for the fourth quarter of 2005. Third and fourth quarter margins are typically lower than the first and second quarters due to the allocation of fixed manufacturing overhead over seasonally low revenues and due to the product mix during that period. In 2007, the Company is targeting overall blended gross margins for the year to be at least 50%.

Total expenses for the fourth quarter were $6.2 million, compared to $5.0 million in the fourth quarter of 2005. Sales and marketing expenses experienced the largest increase, to $2.4 million, from $1.8 million in the fourth quarter of 2005. This is primarily due to the acquisition of the Del Norte business at the beginning of 2006, increased promotional expenses including advertising and tradeshow costs and from increased activity and commissions associated with higher revenue levels. Research and development expenses increased from $1.0 million to $1.2 million. General and administrative expenses increased to $1.7 million from $1.4 million in the fourth quarter of 2005 primarily as a result of the Del Norte acquisition, and increased legal and audit fees.

Hemisphere GPS reported a consolidated net loss of $2.8 million, or ($0.06) per share (basic and diluted), compared to a net loss of $6.5 million, or ($0.15) per share basic and diluted for the fourth quarter of 2005. The fourth quarter of 2005 included a $3.3 million loss from discontinued operations of the Company's former wireless business which was sold in May of 2006.

At December 31, 2006, Hemisphere GPS held cash of $11.2 million, and reported $21.5 million in working capital.

Conference Call – Thursday March 8 at 11:00AM EST

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for today at 11:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 416-850-9143, or 1-866-400-2280 approximately 10 minutes before the conference call. Please note that a live Web cast of the call will be available on the CSI Wireless Web site or directly via http://viavid.net/dce.aspx?sid=00003C16 .

The Web cast will be archived there for later review. A recording of the call will be available through March 18. Please dial 416-915-1035 or 1-866-400-2240 and enter the reservation number 883522 to listen to the rebroadcast.

About Hemisphere GPS and CSI Wireless

Hemisphere GPS, a division of CSI Wireless Inc., designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

For more information, please contact:

Cameron Olson	Cory Pala
Chief Financial Officer	Investor Relations
CSI Wireless Inc.	E.vestor Communications Inc.
403-259-3311	416-657-2400
colson@csi-wireless.com	CPala@evestor.com

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

December 31, 2006 and 2005

	2006	2005
Assets		
Current assets:		
Cash	$ 11,160,405	$ 12,595,354
Accounts receivable	4,995,204	3,400,719
Deferred commissions	111,619	–
Inventories	11,479,139	11,030,410
Prepaid expenses and deposits	550,530	550,621
Current assets of discontinued operations	1,360,735	11,045,664
	29,657,632	38,622,768
Deferred commissions	246,414	24,472
Property and equipment	8,507,990	6,189,739
Intangible assets	4,332,591	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations	116,380	18,229,059
	$ 65,822,439	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 5,785,501	$ 2,999,227
Deferred revenue	773,527	–
Current portion of long-term debt	300,517	483,134
Current portion of capital leases	291,057	284,922
Current liabilities of discontinued operations	974,505	10,969,890
	8,125,107	14,737,173
Deferred revenue	1,672,116	222,413
Long-term debt	–	300,672
Capital lease obligations	101,714	408,411
Shareholders' equity:		
Share capital	104,013,743	103,463,383
Contributed surplus	2,776,468	2,036,664
Deficit	(50,866,709)	(30,980,146)
	55,923,502	74,519,901
	$ 65,822,439	$ 90,188,570

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Sales	$ 7,870,073	$ 5,624,755	$ 45,908,060	$ 32,676,705
Cost of sales	4,988,766	3,681,710	27,390,609	19,492,114
	2,881,307	1,943,045	18,517,451	13,184,591
Expenses:				
Research and development	1,209,408	989,807	4,741,323	3,949,497
Sales and marketing	2,371,877	1,817,544	9,305,319	5,831,777
General and administrative	1,721,522	1,387,385	5,929,584	5,268,163
Stock-based compensation	212,857	210,748	757,142	768,871
Amortization	665,576	592,290	2,509,013	1,854,036
	6,181,240	4,997,774	23,242,381	17,672,344
Loss before undernoted items	(3,299,933)	(3,054,729)	(4,724,930)	(4,487,753)
Gain on sale of marketable securities	(1,049,976)	–	(1,049,976)	–
Foreign exchange (gain) loss	(52,520)	144,854	642,856	789,147
Interest income	(27,203)	(38,018)	(220,984)	(139,272)
Restructuring costs	–	–	1,043,000	–
Loss from continuing operations	(2,170,234)	(3,161,565)	(5,139,826)	(5,137,628)
Loss from discontinued operations	(582,070)	(3,302,187)	(14,746,737)	(6,899,860)
Net loss	(2,752,304)	(6,463,752)	(19,886,563)	(12,037,488)
Deficit, beginning of period	(48,114,405)	(24,516,394)	(30,980,146)	(18,942,658)
Deficit, end of period	$ (50,866,709)	$ (30,980,146)	$ (50,866,709)	$ (30,980,146)
Loss per common share from continuing operations:				
Basic and diluted	$ (0.05)	$ (0.07)	$ (0.11)	$ (0.12)
Net loss per common share:				
Basic and diluted	$ (0.06)	$ (0.15)	$ (0.43)	$ (0.29)
Weighted average shares outstanding:				
Basic and diluted	46,115,873	43,344,291	46,023,887	41,510,451

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended December 31, 2006	Three months ended December 31, 2005	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005
Cash flows from (used in) operating activities:				
Loss from continuing operations	$ (2,170,234)	$ (3,161,565)	$ (5,139,826)	$ (5,137,628)
Items not involving cash:				
Amortization	665,576	592,290	2,509,013	1,854,036
Stock-based compensation	212,857	210,748	757,142	768,871
Unrealized foreign exchange loss (gain)	20,367	15,240	25,116	(142,459)
Gain on sale of marketable securities	(1,049,976)	–	(1,049,976)	–
	(2,321,410)	(2,343,287)	(2,898,531)	(2,657,180)
Change in non-cash operating working capital:				
Accounts receivable	(1,106,340)	(366,571)	(1,582,795)	(750,555)
Inventories	(625,555)	407,506	(321,448)	4,588,763
Prepaid expenses and deposits	47,881	20,353	91	(17,502)
Deferred commissions	(56,170)	(24,472)	(333,561)	(24,472)
Accounts payable and accrued liabilities	1,835,392	615,602	2,657,714	(1,079,170)
Deferred revenue	376,554	222,413	2,223,230	222,413
	(1,849,648)	(1,468,456)	(255,300)	282,297
Cash from (used in) discontinued operations	2,077,595	2,176,720	(5,263,760)	(2,690,846)
	227,947	708,264	(5,519,060)	(2,408,549)
Cash flows from (used in) financing activities:				
Long-term debt	(126,633)	(135,875)	(508,406)	(407,624)
Capital leases	(88,441)	(135,727)	(300,562)	(210,434)
Issue of share capital	16,792	7,073	414,051	22,318,459
Cash used in discontinued operations	(34,590)	(254,962)	(346,812)	(1,513,344)
	(232,872)	(519,491)	(741,729)	20,187,057
Cash flows from (used in) investing activities:				
Purchase of property and equipment	(2,613,361)	(198,269)	(4,059,272)	(1,447,738)
Proceeds from sale of marketable securities	7,209,670	–	7,209,670	–
Business acquisition, net	–	–	(959,303)	–
Repayment of note payable and transaction costs	–	–	–	(12,754,510)
Cash from (used in) discontinued operations	–	108,147	2,634,745	(1,234,346)
	4,596,309	(90,122)	4,825,840	(15,436,594)
Increase (decrease) in cash position	4,591,384	98,651	(1,434,949)	2,341,914
Cash, beginning of period	6,569,021	12,496,703	12,595,354	10,253,440
Cash, end of period	$ 11,160,405	$ 12,595,354	$ 11,160,405	$ 12,595,354

File No.
82-34943

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Fourth Quarter Conference Call Notice

Calgary, Alberta – March 5, 2007 - (TSX:CSY): CSI Wireless Inc, a designer and manufacturer of advanced GPS products, will release its fourth-quarter and year-end financial results for the period ended December 31, 2006, prior to the open of trading on the Toronto Stock Exchange on Thursday, March 8, 2007.

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for March 8 at 11:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 416-850-9143, or 1-866-400-2280 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com . The Web cast will be archived there for later review.

A recording of the call will be available through March 18. Please dial 416-915-1035 or 1-866-400-2240 and enter the reservation number 883522 to listen to the rebroadcast.

About Hemisphere GPS and CSI Wireless

Hemisphere GPS, a division of CSI Wireless Inc., designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

For more information, please contact:

Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Hemisphere GPS PRESS RELEASE

For Immediate Release

Hemisphere GPS Innovation Wins FinOvation Award and Establishes Two New Patents

Louisville, KY — February 14 2007 — (TSX:CSY) Hemisphere GPS, a designer and manufacturer of GPS products used in more than 50 countries, today announced that the Outback S2 GPS guidance system has won a FinOvation Award by *Farm Industry News*. Hemisphere GPS was the only GPS company to receive a FinOvation Award, which recognizes the most innovative new products published in *Farm Industry News* during the past year.

Launched one year ago, Outback S2 successfully combines Hemisphere GPS's Crescent® GPS Technology with a simple guidance interface. Farmers appreciate the benefit of increased accuracy, simple and portable installation and intuitive Steering Guide™. When combined with Hemisphere GPS's Outback eDrive and the new BaseLineHD, Outback S2 provides the most affordable one-inch pass-to-pass automated steering system available.

Hemisphere GPS's innovation was also recently recognized with the award of two new patents. The *Automatic Steering System and Method* patent addresses unique and cost effective features that are the basis of Hemisphere GPS's Outback eDrive and GPSteer products. Features include automated steering control based on turning rate, feedback loop, automatic engage/disengage and adaptable configuration. Most competing products use more complex and expensive steering methods to achieve comparable performance.

Hemisphere GPS's *Articulated Equipment Position Control System and Method* patent highlights the innovative automated steering techniques developed for controlling equipment such as a farm implement with GPS positioning.

"Hemisphere GPS appreciates the FinOvation award and the service that *Farm Industry News* provides within the market," says Steven Koles, President and CEO of Hemisphere GPS. "We take great pride in the customer satisfaction and success of the Outback S2. The innovation behind Outback S2 and our two new patents provide the product benefits and value that define our company."

Please visit Hemisphere GPS at the National Farm Machinery Show in Louisville, Kentucky from February 14-17. Our latest Outback Guidance products are on display in the South Wing B at booth 904.

About Hemisphere GPS

Hemisphere GPS, a division of CSI Wireless, designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. Hemisphere GPS is a leader in several high-growth markets and owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development, sales, and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

For more information, please contact:

John Bohlke	Cory Pala
Product Marketing Manager	Investor Relations
Hemisphere GPS	E.vestor Communications Inc.
Phone: (480) 348-9919	416-657-2400
E-mail: jbohlke@hemispheregps.com	CPala@evestor.com
www.hemispheregps.com	

File No. 82-34943

Hemisphere GPS PRESS RELEASE

For Immediate Release

Hemisphere GPS Introduces Affordable Crescent RTK Technology

Calgary, AB — February 12, 2007 — (TSX:CSY) Hemisphere GPS, a designer and manufacturer of advanced GPS products (wholly owned by CSI Wireless Inc.), today introduced centimeter-level accuracy through a Real-Time Kinematic (RTK) application with Hemisphere GPS's Crescent Technology. This achievement by Hemisphere GPS presents an affordable and robust positioning solution for professionals working in precision agriculture, marine navigation, surveying and other applications. Hemisphere GPS's Crescent RTK Technology provides the same accuracy as dual-frequency RTK systems but at a fraction of the cost.

"In response to demand for increased accuracy at a more affordable price, we developed an alternative to subscription networks and high-priced base systems by incorporating high-definition, single-frequency RTK with its Crescent GPS receiver technology," said Steven Koles, President and CEO of Hemisphere GPS. "Crescent RTK Technology further extends the range of applications we serve. The combination of RTK performance and affordability in our Crescent-based products will have a significant market impact on applications that typically relied on much more expensive solutions".

Hemisphere GPS offers the new Crescent RTK Technology in several products including the new Outback BaseLineHD, Outback S2, Crescent MasterLink, Crescent R100 Series Receivers and upcoming Crescent Vector products. Centimeter positioning accuracy benefits many customer segments, including farmers requiring precise automated steering, hydrographic or land-based surveyors, harbor pilots and others.

The RTK application utilizes two GPS receivers, of which one is a local base (stationary) receiver that broadcasts corrections to the other rover (mobile) GPS receiver. The localized corrections are processed in the rover GPS receiver to achieve accuracy and repeatability that is not possible with other differential GPS methods. Multiple rover receivers can operate from a single local base receiver.

Hemisphere GPS's Outback® BaseLineHD for agricultural guidance can provide the same accuracy as dual-frequency RTK at a fraction of the cost. Used in combination with Hemisphere's Outback S2 and Outback eDrive, BaseLineHD provides centimeter-level pass-to-pass accuracy in an affordable hands-free GPS steering system.

Hemisphere GPS's Outback BaseLineHD system is a very cost-effective alternative to dual-frequency systems, as well as subscriptions to base station networks which often cost a producer $1,500 per year or more. With Hemisphere Outback BaseLineHD, you own a fully portable correction network. By having control of your own high-definition RTK network, you can use it on any machine you choose, or move it to any location.

"The best feature, though, is the simplicity," added Mr. Koles. "Using BaseLineHD is as easy as setting the unit up on the tripod and turning it on. In minutes, a producer is ready for RTK performance. With eDrive installation kits designed to fit over 500 vehicle models, customers can realize a quick return on the investment using it throughout the operation."

Dave Mitchell, a grower and BaseLineHD user near Bakersfield, California recently stated, "While preparing my field to plant carrots, I've found that BaseLineHD with eDrive is saving me at least 18 inches of overlap per pass. The cost savings are incredible and the return on investment is easy to see immediately. The high accuracy of BaseLineHD permits me to plow, disc, rip, list, and plant all my crops including carrots, potatoes, black eyed beans, garlic, and wheat. And because of the self contained battery and compact size of the BaseLineHD base

END

station, it's very easy to take with me from field to field, a great feature in this area because our properties are spread out."

For more information about Outback BaseLineHD, go to www.outbackguidance.com

About Hemisphere GPS and CSI Wireless

Hemisphere GPS, a division of CSI Wireless Inc., designs and manufactures innovative, cost-effective GPS products for positioning, guidance and machine control applications in agriculture, marine and other markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about Hemisphere GPS and CSI Wireless, go to www.hemispheregps.com and www.csi-wireless.com.

For more information, please contact:

John Bohlke	Cory Pala
Product Marketing Manager	Investor Relations
Hemisphere GPS	E.vestor Communications Inc.
Phone: (480) 348-9919	416-657-2400
E-mail: jbohlke@hemispheregps.com	CPala@evestor.com
www.hemispheregps.com	